UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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SCHEDULE 13D

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Under the Securities Exchange Act of 1934

(Amendment No. )1

Money4Gold Holdings, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

 (Title of Class of Securities)

60936N102

(CUSIP Number)

Daniel Brauser

595 S. Federal Highway

Suite 600

Boca Raton, FL 33432

 (561) 544-2447

Hakan Koyuncu

595 S. Federal Highway

Suite 600

Boca Raton, FL 33432

(561) 544-2447

Todd Oretsky

595 S. Federal Highway

Suite 600

Boca Raton, FL 33432

(561) 544-2447

Douglas Feirstein

595 S. Federal Highway

Suite 600

Boca Raton, FL 33432

 (561) 544-2447

With copies to:

Harris Cramer LLP

1555 Palm Beach Lakes Blvd., Suite 310

West Palm Beach, FL 33401

Attention: Michael D. Harris, Esq.

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 7, 2009

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

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1

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 60936N102	13D	Page 1 of 8 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Daniel Brauser
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	7	SOLE VOTING POWER 9,300,001
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 9,300,001
WITH	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 71,711,708
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.0%(1)
14	TYPE OF REPORTING PERSON IN

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(1)

   Based upon 155,911,130 shares of Common Stock outstanding as of May 15, 2009.

CUSIP No. 60936N102	13D	Page 2 of 8 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Hakan Koyuncu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Turkey
NUMBER OF	7	SOLE VOTING POWER 14,800,001
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 14,800,001
WITH	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 71,711,708
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.0%(1)
14	TYPE OF REPORTING PERSON IN

———————

(1)

   Based upon 155,911,130 shares of Common Stock outstanding as of May 15, 2009.

CUSIP No. 60936N102	13D	Page 3 of 8 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Todd Oretsky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	7	SOLE VOTING POWER 21,537,037(1)
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 21,537,037(1)
WITH	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 71,711,708
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.0%(2)
14	TYPE OF REPORTING PERSON* IN

———————

(1)

   These shares are held by Jack Oretsky Holdings, LLC, a limited liability company by which Mr. Oretsky is the sole manager.

(2)

   Based upon 155,911,130 shares of Common Stock outstanding as of May 15, 2009.

CUSIP No. 60936N102	13D	Page 4 of 8 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Douglas Feirstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	7	SOLE VOTING POWER 26,074,669
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 26,074,669
WITH	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 71,711,708
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.0%(1)
14	TYPE OF REPORTING PERSON* IN

(1)

   Based upon 155,911,130 shares of Common Stock outstanding as of May 15, 2009.

CUSIP No. 60936N102	13D	Page 5 of 8 Pages

Item 1.

Security and Issuer

This Schedule 13D relates to the common stock, $0.0001 par value of Money4Gold Holdings, Inc. (the “Company”). The principal address of the Company is 595 S. Federal Highway, Suite 600, Boca Raton, Florida 33432.

Item 2.

Identity and Background

a.

Daniel Brauser

b.

595 S. Federal Highway, Suite 600, Boca Raton, FL 33432

c.

Chief Financial Officer of the Company

d.

The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) within the last five years.

e.

The Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws within the past five years.

f.

The Reporting Person is a United States citizen.

a.

Hakan Koyuncu

b.

595 S. Federal Highway, Suite 600, Boca Raton, FL 33432

c.

President of the Company

d.

The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) within the last five years.

e.

The Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws within the past five years.

f.

The Reporting Person is a Turkish citizen.

a.

Todd Oretsky

b.

595 S. Federal Highway, Suite 600, Boca Raton, FL 33432

c.

Chief Operating Officer of the Company

d.

The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) within the last five years.

e.

The Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws within the past five years.

f.

The Reporting Person is a United States citizen.

a.

Douglas Feirstein

b.

595 S. Federal Highway, Suite 600, Boca Raton, FL 33432

c.

Chief Executive Officer of the Company

d.

The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) within the last five years.

e.

The Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws within the past five years.

f.

The Reporting Person is a United States citizen.

CUSIP No. 60936N102	13D	Page 6 of 8 Pages

Item 3.

Source or Amount of Funds or Other Consideration.

As more fully described in Item 4 below, the Company, MGE Enterprises Corporation (“MGE”) and MGE’s shareholders entered into a share exchange agreement (the “Share Exchange Agreement”).  Under the Share Exchange Agreement, Messrs. Oretsky and Feirstein, two principal shareholders of MGE, acquired 21,537,037 and 26,074,669 shares of the Company’s common stock, respectively.  Messrs. Brauser and Koyuncu acquired their shares as founders of the Company.  This Schedule 13D is being filed to report a stockholders agreement whereby the Reporting Persons agreed to vote together on certain matters referred to in Item 4 (the “Stockholders Agreement”).  Each Reporting Person expressly disclaims any beneficial ownership in the common stock of the Company owned by the others, and the reporting of joint beneficial ownership shall not be deemed to be an admission that he beneficially owns the common stock owned by the other Reporting Persons.

Item 4.

Purpose of the Transaction.

With the closing of the Share Exchange Agreement on May 7, 2009, Messrs. Feirstein and Oretsky were appointed to the Board of Directors and as Chief Executive Officer and Chief Operating Officer of the Company, respectively.  As part of the Share Exchange Agreement, the Reporting Persons entered into a Stockholders Agreement agreeing to vote all of their shares of common stock either in favor of (or provide a written consent to) or against any action in question as determined by the majority of the Reporting Persons who at the time of the vote still own 20,000 shares.  The initial Board of Directors consists of an equal number of directors nominated by Messrs. Feirstein and Oretsky on one hand and by Messrs. Brauser and Koyuncu on the other hand (a “Designee”) and two directors considered to be independent.  At each annual meeting of stockholders of the Company, each Reporting Person shall vote all shares of common stock beneficially owned by him as to nominate and elect the Designees.   In the event of a vacancy on the Board of Directors of a Designee, each of the Reporting Persons agreed to vote their shares to nominate and elect a successor designated by the Reporting Persons whose Designee is no longer on the Board.  There is currently one vacancy on the Board of Directors which may be filled by a Designee of Messrs. Feirstein and Oretsky.

The above is a summary of the Stockholders Agreement.  Investors should review the entire Stockholders Agreement, a copy of which is filed as Exhibit 1 to this Schedule 13D and incorporated in this Schedule 13D by reference.

Item 5.

Interest in Securities of the Issuer.

(a)  Daniel Brauser owns 9,300,001 shares of the Company’s common stock.  This amounts to approximately 6.0% of the outstanding shares as of May 15, 2009.  Hakan Koyuncu owns 14,800,001 shares of the Company’s common stock.  This amounts to approximately 9.5% of the outstanding shares as of May 15, 2009.  Todd Oretsky owns 21,537,037 shares of the Company’s common stock.  This amounts to approximately 13.8% of the outstanding shares as of May 15, 2009.  Mr. Oretsky’s shares are held by the Jack Oretsky Holdings, LLC, of which Mr. Oretsky is the sole manager.  Douglas Feirstein owns 26,074,669 shares of the Company’s common stock.  This amounts to approximately 16.7% of the outstanding shares as of May 15, 2009.

(b)  Each of the Reporting Persons has the sole power to vote or to direct the vote, sole power to dispose or to direct the disposition of all shares owned by the Reporting Person.

(c)  Except as described in this Schedule 13D, the Reporting Persons did not engage in any transactions in shares of the Company’s common stock during the past 60 days.

(d)  Not Applicable.

(e)  Not Applicable.

CUSIP No. 60936N102	13D	Page 7 of 8 Pages

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as set forth below, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Pursuant to the Stockholders Agreement, in the event the Company enters into a financing agreement and the broker-dealer or an investor requests that the officers of the Company enter into a lock-up or similar type of agreement which restricts the sale or transfer by the officers of the Company, the Reporting Persons agreed to sign such agreement.

If any Reporting Person wishes to sell any of their shares of common stock, the Reporting Person must give at least 20 days’ prior notice of the proposed sale, stating the number of shares and the identity of the purchaser, to the Company and the other Reporting Persons.  The other Reporting Persons may elect to participate in the sale by delivering written notice to the selling Reporting Person within 10 days after receipt of the proposed sale.

Six months after the date of the Stockholders Agreement, the Reporting Persons may publicly sell 20,000 shares of common stock each quarter.

Item 7.

Material to be filed as Exhibits.

Exhibit 1.

Stockholders Agreement

CUSIP No. 60936N102	13D	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 18, 2009

By:	/s/ DANIEL BRAUSER

/s/ HAKAN KOYUNCU

/s/ TODD ORETSKY

/s/ DOUGLAS FEIRSTEIN

Attention.  Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).